SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **CAMBRIDGE PROJECTS INC.**, did on March 11, 2011, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on March 14, 2011.

ROSS MILLER
Secretary of State

Certified By: GJ Jaillet
Certificate Number: C20110311-2503
You may verify this certificate
online at http://www.nvsos.gov/